AB 4/4

AB 3/2

12011714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING NOVEMBER 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY COLONY SECURITIES CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.
2493

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 TRADE CENTER, SUITE 4880
(No. and Street)

WOBURN (CITY) MA (state) 01801 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT C. AUDITORE 1-781-722-0005 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Auditore swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bay Colony Securities Co., Inc., as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title

Notary Public

Ex 12/14/2018

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Bay Colony Securities Co., Inc.
400 Trade Center, Suite 4880
Woburn, MA 01801

I have audited the accompanying balance sheet of Bay Colony Securities Co., Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the fourteen month period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Colony Securities Co., Inc. as of December 31, 2011 and the results of its operations and its cash flows for the fourteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA P.C.

February 16, 2012

Bay Colony Securities Co., Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash & cash equivalents	$ 5,114
Cash - restricted	15,001
Commissions receivable	77,037
Marketable securities	113
Due from affiliate	50,000
Prepaid insurance	3,356
Office equipment, at cost, less accumulated depreciation of $16,940	0
	$ 150,621

Liabilities and Stockholders' Equity

Liabilities	
Commissions payable	$ 83,755
Stockholders' equity	
Common Stock, no par value authorized 200,000 shares, issued and outstanding 1,000 Shares	1,000
Additional paid in capital	214,985
Accumulated Deficit	(149,119)
	66,866
	$ 150,621

See Accountant's Report & Accompanying Notes

Bay Colony Securities Co., Inc.
Statement of Income
Fourteen Months Ended December 31, 2011

Revenues:	
Commissions	$ 1,479,628
Other income	117,000
Interest income	1
Unrealized gains on securities	8
	1,596,637
Expenses:	
Commissions	1,523,202
Clearing and execution costs	12,415
Regulatory expenses	34,817
Other expenses	34,814
	1,605,248
Net income (loss) before income taxes	(8,611)
Provision for income taxes	2,060
Net income (loss)	($ 10,671)

See Accountant's Report and Accompanying Notes

Bay Colony Securities Co., Inc.
Statement of Changes in Stockholders' Equity
Fourteen Months Ended December 31, 2011

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance, Beginning of Year	1,000	$ 1,000	$214,985	($138,448)	$ 77,537
Net (Loss) Income				(10,671)	(10,671)
Balance, End of Year	1,000	$ 1,000	$214,985	($149,119)	$ 66,866

See Accountant's Report and Accompanying Notes

Bay Colony Securities Co., Inc.
Statement of Cash Flows
Fourteen Months Ended December 31, 2011

Cash Provided from Operations		
Net Income (Loss)	($ 10,672)	
Adjustments		
Add:		
Prepaid State Income Tax	1,225	
Accounts Payable	2,800	
Less:		
Marketable Securities	(4)	
Commissions Receivable	(52,228)	
Prepaid Insurance	(1,104)	
Accrued Commissions	(35,914)	
Cash from Operations		**(95,897)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Financing Cash Flows		**0**
Cash Increase (Decrease)		**(95,897)**
Cash - Beginning of Year		
Cash-Checking	100,913	
Cash-Mesirow	98	
Total Beginning of Year		**101,011**
Cash on Statement Date		**$ 5,114**

5. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$ 2,060

6. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $13,493 at December 31, 2011, which exceed required net capital of $5,000 by $8,493. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 6.21 to 1.0.

7. RELATED PARTY TRANSACTIONS

An affiliate company, Bay Colony Partners,LLC, pays rent on the office the Company shares with the affiliate company.

Due from affiliate of $50,000 is receivable from Bay Colony Partners, LLC.

Approximately $117,000 of Other Income represents Management Fees charged to the affiliate, Bay Colony Partners, LLC.

The Company and its affiliate, Bay Colony Partners, LLC, are under common control and the existence of this control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

8. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2011 is $0.

Bay Colony Securities Co., Inc.
Schedule I
Computation of Net Capital
December 31, 2011

Total stockholders' equity	$ 66,866
Nonallowable assets	53,356
	13,510
Haircuts	
Equities	17
Net capital	13,493
Less: Capital requirement 6 2/3% of A.I.	5,584
Excess net capital	$ 7,909
Aggregate indebtedness	$ 83,755
Ratio of aggregate indebtedness to net capital	6.21 to 1.0

See Accountant's Report and Accompanying Notes

Bay Colony Securities Co., Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2011

Unaudited net capital	$ 30,893
Year end adjustments and accruals	(17,400)
Audited net capital	$ 13,493

See Accountant's Report and Accompanying Notes

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning November 1, 2010 and ending December 31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,596,636
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		1,596,636
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,452,111
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		12,415
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		48,967
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		1
Total deductions		1,513,493
2d. SIPC Net Operating Revenues		$ 83,143
2e. General Assessment @ .0025		$ 208
		(to page 1)

Bay Colony Securities Co., Inc.

Supplemental SIPC Report

December 31, 2011

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Bay Colony Securities Co., Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Bay Colony Securities Co., Inc. for the fourteen month period ended December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the fourteen month period November 1, 2010 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Bay Colony Securities Co., Inc. taken as a whole.

Harvey E. Karll CPA P.C.

February 16, 2012

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011539 FINRA DEC 11
BAY COLONY SECURITIES CO. INC
400 TRADE CENTER, SUITE 4880
WOBURN, MA 01801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form. Frank Auditore (781) 722-0005

2.A. General Assessment [item 2e from page 2] $ 208

B. Less payment made with SIPC-6 filed (exclude interest) (150)

Date Paid	Amount
May 4, 2011	$ 150
	$

( )

C. Less prior year overpayment applied (499)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(0)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(441)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

Bay Colony Securities Co., Inc.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 23rd day of January, 20 12.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked Received Reviewed
Calculations ______________ Documentation ______________ Forward Copy
Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning November 1, 2010 and ending December 31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,596,636
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		1,596,636
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,452,111
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		12,415
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		48,967
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		1
Total deductions		1,513,493
2d. SIPC Net Operating Revenues		$ 83,143
2e. General Assessment @ .0025		$ 208
		(to page 1)